Exhibit 3

Media release

29 April 2003

Mayne response to Pan Pharmaceuticals Limited situation

The Therapeutic Goods Administration (TGA) advised Mayne on Monday April 28 2003 of its decision to suspend the licence held by Sydney based Pan Pharmaceuticals Limited (Pan) to manufacture medicines in Australia.

The TGA has ordered an urgent recall of the 219 products that Pan manufacture and supply direct to the Australian market, with a potential for a further recall extending to products that Pan has contract manufactured for other companies.

To ensure the integrity of Mayne’s consumer products in the market place and the safety of consumers, the company has today instituted a voluntary recall of all its products manufactured by Pan.

Mayne manufactures the majority of its products in its own modern TGA certified facility in Brisbane and is progressively increasing the number of products made at that location. Like many companies in the industry Mayne outsources manufacturing to access specialised industry resource. Mayne has approximately one third of its nutraceutical products manufactured by Pan and is one of a number of companies who will be affected by the recall. In addition Mayne has begun sourcing new TGA certified suppliers for products previously manufactured by Pan.

Mayne expects that as a result of this action the company will incur costs associated with undertaking the recall, including the write-off of existing stock. The total costs associated with this are still being determined and would be expected to be treated as a significant item affecting the 2003 financial results. A financial impact of approximately $15-20 million is likely.

Additional information on the products involved will be available on Mayne’s website and the websites for each brand later today.

Ends

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